

June 14, 2012

<u>Via Email</u>
William L. Prater
Chief Financial Officer
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

Re: BancorpSouth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 9, 2012
File No. 1-12991

Dear Mr. Prater:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Attorney Advisor